Exhibit 99.1

Sphere 3D Corp. Appoints

Former GE Capital Executive Patricia Trompeter

to its Board of Directors

Toronto, Ontario - April 22, 2021 - Sphere 3D Corp. (NASDAQ: ANY) ("Company" or "Sphere 3D") announced today that the Company has appointed M&A and financial expert Patricia Trompeter to its Board of Directors ("Board"). Ms. Trompeter will also serve on the Nominating, Governance and Audit Committees.

Ms. Trompeter is a welcomed addition to the Sphere 3D Board, bringing more than 16 years of experience in mergers and acquisitions and over 15 years in financial management. After graduating from Marquette University's Business Administration program with a major in Finance & Economics, Ms. Trompeter spent a large portion of her career holding a variety of executive positions at GE Capital including CFO, Controller, Operations Leader, Quality Leader, and Mergers & Acquisitions. During her career at GE Capital, Ms. Trompeter participated in over $17 billion in acquisitions and transactions, earning her a reputation of professional excellence.

After leaving GE Capital, Ms. Trompeter focused on non-profit ventures and family before co-founding an independent investment and advisory firm growing innovative technologies in emerging markets. She also founded a new venture, Ceres Capital Holdings, focusing on financial consulting and IPOs.  In addition, Ms. Trompeter is the CEO of Parsec Capital Acquisition Corp, a special purpose acquisition company ("SPAC") focusing in the space, transportation and technology arena.

Sphere 3D CEO Peter Tassiopoulos said, "Patricia's extensive experience in mergers and acquisitions and financial management will be a huge asset to Sphere 3D as we continue seeking business opportunities in advanced and disruptive technologies."

Sphere 3D operates a portfolio of brands including HVE ConneXions, UCX ConneXions, and SnapServer®, all working to help customers achieve their IT goals. The Company's solutions service a wide range of industries including call centers, education, healthcare and telecommunications.

Ms. Trompeter stated, "Sphere 3D is always looking for IT gaps across a variety of sectors, and forecasting what solutions customers will need miles down the road. I look forward to joining the Board and contributing my knowledge and experience to help the Company pursue future business opportunities."

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) has a portfolio of brands, including HVE ConneXions, UCX ConneXions, and SnapServer® dedicated to helping customers achieve their IT goals. For more information on Sphere 3D please visit www.sphere3d.com.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including, without limitation, our inability to obtain additional debt or equity financing; any increase in our cash needs; the Company's ability to maintain listing with the NASDAQ Capital Market; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in our periodic reports and other filings with the United States Securities and Exchange Commission (www.sec.gov) and with Canadian securities regulators (www.sedar.com).  Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

Investor Contacts

Kurt Kalbfleisch

+1-858-495-4211

investor.relations@sphere3d.com